Exhibit 6.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made effective as of April 9, 2013, by and between Coastal Financial Corporation (the “Holding Company”), Everett, Washington, Coastal Community Bank (the “Bank”), Everett, Washington, and Eric Sprink (the “Executive”).

WHEREAS, the Holding Company and the Bank wish to assure themselves of the services of the Executive as President and Chief Executive Officer for the period provided in this Agreement; and

WHEREAS, the Executive is willing to serve in the employment of the Holding Company and the Bank on a full-time basis for said period;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.	POSITION.

During the period of his employment hereunder, the Executive agrees to serve as President and Chief Executive Officer of the Holding Company and the Bank and as a member of the boards of directors of the Holding Company and the Bank.

2.	TERMS AND DUTIES; RELOCATION.

(a)        The term of this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of sixty (60) full calendar months thereafter (“Term”). Commencing on the first anniversary date, which is defined as the last day of the 60-month term, the Agreement will renew automatically for an additional twelve (12) months unless the Agreement is otherwise terminated or amended by mutual agreement upon delivery of notice to the other party of intent not to renew within ninety (90) days of the renewal date (“Renewal Term”). Unless amended by the parties hereto in writing, the Renewal Term of this Agreement shall continue in this fashion in twelve (12) month intervals.

(b)        During the period of his employment hereunder, except for periods of absence occasioned by illness, vacation periods, and approved leaves of absence, the Executive shall devote substantially all of his business time, attention, skill, and efforts to the faithful performance of his duties hereunder, including the operation and management of the Holding Company and the Bank; provided, however, that, from time to time, the Executive may serve, or continue to serve, on the boards of directors of and hold any other offices or positions in, companies or organizations, which will not materially affect the performance of the Executive’s duties pursuant to this Agreement. The duties of the Executive shall be as directed by the Board of Directors of the Holding Company and the Bank including, but not limited to, the direction of activities of all other officers and employees of the Holding Company and the Bank as their interests should appear in the performance of their responsibilities and functions.

3.	COMPENSATION AND REIMBURSEMENT.

(a)        The compensation specified under this Agreement shall constitute the salary and benefits paid for the duties described in Paragraphs 1 and 2. The Bank shall pay the Executive as compensation a Base Salary of two-hundred ten thousand and no/100 dollars ($210,000.00) per year (“Base Salary”). Such Base Salary shall be payable in accordance with the customary payroll practices of the Bank. During the period of this Agreement, the Executive’s Base Salary shall be reviewed at least annually. The first such review will be made within 30 days of receipt by the Bank of the CPA audited annual financial statement. . Such review shall be conducted by a Committee designated by the Bank’s Board, and the Board may increase the Executive’s Base Salary. Except as provided in Paragraph 19, in no event shall the Base Salary be less than two-hundred ten thousand and no/100 dollars ($210,000.00) per year.

(b)        During the term of this Agreement, the Board of Directors may pay to the Executive a performance bonus at the end of each fiscal year as provided in Exhibit A. The provisions in Exhibit A may be revised by the Bank from time to time by revising Exhibit A and having the parties hereto execute the revision; the Executive will be advised of any changes to the bonus within 30 days of receipt by the Bank of the CPA audited annual financial statement. Notwithstanding any other provision herein, any performance bonus paid to the Executive shall be subject to the claw back provisions set out in Paragraph 21 of this Agreement.

(c)        Executive will be entitled to participate in or receive benefits under any employee benefit plans including, but not limited to, stock options, retirement plans, supplemental retirement plans, pension plans, profit-sharing plans, life insurance, health insurance, or any other employee benefit plan or arrangement made available by the Bank currently or in the future to its senior executives and key management employees, subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans and arrangements. The Executive will be entitled to incentive compensation and bonuses as provided in any plan, or pursuant to any arrangement of Bank, in which the Executive is eligible to participate. Nothing paid to the Executive under any such plan or arrangement will be deemed to be in lieu of other compensation to which the Executive is entitled under this Agreement. The Executive acknowledges that he has been provided with a summary of the benefits to which he will be entitled as of the date hereof.

The Holding Company has in effect the Coastal Financial Corporation 2006 Stock Option and Equity Compensation Plan (the “Option Plan”). As soon as practical after the date of this Agreement, the Executive will be granted nine hundred fifty thousand (950,000) stock options pursuant to the Option Plan which will vest ratably over a nine (9) year term; also, upon termination of employment additional options will vest in the lesser of: (i) 425,000, or (ii) the remaining balance of the 950,000 options originally granted. Upon issuance of the above described stock options, the options for 269,797 shares previously granted to Executive on March 16, 2009 will be cancelled.

(d)        The Bank will reimburse the Executive for reasonable, business-related travel and entertainment expenses upon the presentation of appropriate receipts, in accordance with the Bank’s reimbursement policies and procedures. The Bank shall reimburse the Executive for reasonable expenses for him and his wife to attend up to four (4) industry-related meetings per calendar year, including registration fees and travel expenses, in accordance with any budgetary constraints.

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(e)        The Bank will provide the Executive with a cellular telephone and laptop computer and mobile and home data connections in accordance with the Bank’s internal IT policy.

(f)        The Executive will be entitled to four (4) weeks’ paid vacation annually plus an additional amount of vacation days as may be authorized by the Board of Directors, two (2) weeks of which, if unused, may be carried forward to be used in the following year.

(g)        The Bank will provide the Executive an automobile allowance of $750.00 per month.

(h)        The Bank shall reimburse the Executive up to $200.00 per month toward the premium for a life insurance policy on the life of the Executive payable to the Executive’s designated beneficiary.

(i)        The Bank shall furnish payments for annual dues for industry certifications, associations, and memberships, including, but not limited to, Everett Golf and Country Club, and the Bank shall furnish payment for continuing education requirements associated with such certifications.

4.	TERMINATION OF EMPLOYMENT.

(a)        For Cause or Other than for Good Reason or Disability. If, prior to the expiration of the Term or Renewal Term and prior to a Change in Control, the Holding Company and Bank terminate the Executive’s employment for Cause or the Executive terminates his employment for any reason other than Good Reason or Disability, the Holding Company and Bank shall pay the Executive the unpaid Base Salary earned by the Executive through the date of termination and any vacation pay, expense reimbursements and other cash entitlements accrued by the Executive that are payable pursuant to the Holding Company and Bank’s policies as of such date plus $100,000.00 (One hundred thousand dollars). Such payment shall be made within 30 days of termination or earlier if required by law. All unexercised stock options and/or other equity incentive compensation awards previously granted to the Executive shall be forfeited.

(b)        Without Cause or for Good Reason or Disability. If, prior to the expiration of the Term or Renewal Term and prior to a Change in Control, the Holding Company and Bank terminates the Executive’s employment without Cause, the Executive terminates his employment for Good Reason or the Executive’s employment terminates due to Disability, the Executive shall be entitled to receive:

(i)        The cash amounts described in Section 4(a) above.

(ii)       A payment equal to 2 times the Executive’s Base Salary as then in effect unless the conditions of Section 3.2 of the Change in Control Severance Agreement occur, in which case the provisions of Section 3.2 shall control. This payment fulfills any payment which may become due under Section 3.2 of the Change in Control Severance Agreement. The payment will be made in a lump sum on the ninety-fifth (95) day after Executive’s termination under this Section 4(b), provided that the Bank is rated CAMELS 1 or 2.

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(iii)        All benefits end on Executive’s termination date except that continuation of medical benefits under the Holding Company and Bank’s group health plan as in effect from time to time for the Executive and his spouse and covered dependents under COBRA with payment of the premium to be made by the Holding Company and Bank for the first 12 months of COBRA continuation coverage at the same rate as the Holding Company and Bank paid immediately prior to Executive’s termination.

(iv)        All unexercised stock options and/or other equity incentive compensation awards previously granted to the Executive shall be exercisable or forfeited within 12 months of the Executive’s termination date, as the case may be, in accordance with the applicable agreement or award between the Holding Company and Bank and the Executive. Vesting ceases as of the Executive’s termination date.

(c)        Death. If prior to the expiration of the Term or the Renewal Term the Executive’s employment terminates due to his death, the Executive’s estate shall be entitled to receive:

(i)        The cash amounts described in Section 4(a) above.

(ii)       Continuation of medical benefits under the Holding Company and Bank’s group health plan as in effect from time to time for the Executive’s surviving spouse and covered dependents pursuant to COBRA with payment of the premium to be made by the Holding Company and Bank for the first 12 months of COBRA continuation coverage at the same rate as the Holding Company and Bank paid immediately prior to Executive’s termination.

(iii)      All unexercised stock options and/or other equity incentive compensation awards previously granted to the Executive shall be exercisable or forfeited, as the case may be, in accordance with the applicable agreement or award between the Holding Company and Bank and the Executive.

(d)        Without Cause or for Good Reason following a Change in Control. If, prior to the expiration of the Term or Renewal Term and following a Change in Control, the Holding Company and Bank terminate the Executive’s employment without Cause (other than for Disability) or the Executive terminates his employment for Good Reason, the Executive shall be entitled to receive the benefits set forth in the Change in Control Severance Agreement dated April 21, 2009. Notwithstanding the foregoing, if the payment required to be paid under this Section 4(d), when considered either alone or with other payments paid or imputed to the Executive from the Holding Company or the Bank or an Affiliate that would be deemed “excess parachute payments” under Section 280G(b)(1) of the Code is deemed by the Holding Company or the Bank to be a “parachute payment” under Section 280G(b)(2) of the Code, then the amount of Severance Pay required to be paid under this Section 4(d) shall be automatically reduced in order of scheduled payments to an amount equal to $1.00 less than three times (3x) the “base amount” (as defined in Section 280G(3) of the Code) (the “Reduced Amount”). Provided, however, the preceding sentence shall not apply if the sum of (A) the amount described in this Section 4(d) less (B) the amount of excise tax payable by the Executive under Section 4999 of the Code with respect to the amount of such payment and any other payments paid or imputed to the Executive from the Holding Company or the Bank that would be deemed to be “excess parachute payments” under Section 280G(b)(l) of the Code, as further adjusted for payment of taxes by the Executive is greater than the Reduced Amount, as further adjusted for payment of taxes by the Executive. The decision of Holding Company and the Bank (based upon the recommendations of its tax counsel and accountants) as to the characterization of payments as parachute payments, the value of parachute payments, the amount of excess parachute payments, the determination of any adjustments related to payment of taxes by the Executive and the payment of the Reduced Amount shall be mutually agreed to by the Bank, Holding Company, and Executive,

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(e)        Entitlement to Benefits. Except as otherwise provided in this Agreement, upon termination of the Executive’s employment, the Executive shall be entitled to all vested benefits, vested stock-based awards, accrued and unused vacation, return of personal effects, COBRA rights and other rights that may not be waived or released as a matter of law, in addition to any other sums, benefits, or rights which are provided for in this Agreement.

(f)        Release of Claims. The Executive agrees that, as a condition to receiving benefits under this Section 4(b) or (d), the Executive will execute a general release of claims in a form provided by the Holding Company and Bank and will not revoke his execution of same. Payments of any continued Base Salary shall begin on the first payroll period occurring after the 45th include amounts that would have been paid to the Executive in the interim had employment continued. Any release executed by the Executive shall contain exceptions to the release for (a) any existing right to indemnification, contribution and a defense, (b) any directors and officers and general liability insurance coverage of the Executive, (c) the Executive’s rights as a shareholder, (d) all vested rights of the Executive, (e) the Executive’s right to enforce this Agreement and (f) any rights which cannot be waived or released as a matter of law.

(g)        Definitions of Terms Used in Section 4.

(i)        Cause. “Cause” shall exist if there is (a) a material neglect by the Executive of his assigned duties, which includes any failure to follow the written direction of the Board or to comply with the Holding Company and Bank’s code of ethics or written policies, or repeated refusal by the Executive to perform his assigned duties, in each case other than by reason of Disability, which continues for 30 days following receipt of written notice from the Board; (b) the commission by the Executive of any act of fraud or embezzlement against Holding Company and Bank or any of its Affiliates or the commission of any felony or act involving dishonesty; (c) the commission by the Executive of any breach of fiduciary duty or act of moral turpitude which causes harm to the Holding Company and Bank or any of its Affiliates; (d) a material breach by the day following the Executive’s termination of employment, and the first payment shall Executive of the terms of this Agreement or any other confidentiality or non-disclosure agreement of the Executive with the 1-bolding Company and Bank; (e) the Executive’s commencement of employment with another company while he is an employee of the Holding Company and Bank without the prior consent of the Board; or, (f) a final cease and desist order issued against the Executive, directly or indirectly.

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(ii)        Change in Control. “Change in Control” shall have the meaning compliant with Section 409A of the Internal Revenue Code.

(iii)       Disability. “Disability” means a determination by the Social Security Administration of the Executive’s inability to engage in any substantial gainful activity by reason of any medically-determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months.

(iv)       Good Reason. “For Good Reason” shall mean voluntary termination of this Agreement by the Executive if, without the prior consent of the Executive: (a) there is a material change in the geographic location at which the Executive must perform his services hereunder; e.g., relocation of the principal executive offices to a location outside Snohomish and Skagit Counties, (b) there is a material reduction by the Holding Company and Bank in the Executive’s responsibilities, duties, authority, title or reporting relationship; or (c) the Holding Company and Bank acts in any way that would materially reduce the Executive’s Base Salary (as defined or subsequently increased pursuant to Section 3.1) or if the Holding Company and Bank adversely affect in any material way the Executive’s participation in or materially reduces the Executive’s benefit under any benefit plan of the Holding Company and Bank in which the Executive is participating; provided, however, that termination for Good Reason by the Executive shall not be permitted unless (1) the Executive has given, within 30 days of the initial existence of the condition, the Holding Company and Bank at least 30 day’s prior written notice that he has a basis for a termination for Good Reason, which notice shall specify the facts and circumstances constituting Good Reason, and (2) the Holding Company and Bank has not remedied such facts and circumstances constituting Good Reason within such 30-day notice period.

(v)        To the extent any definition herein differs in a material way from the definitions of the same term in other agreements relating to Executive’s employment or benefits, the definitions herein shall control.

5.	NOTICE.

(a)        Any purported termination by the Holding Company, the Bank or by the Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the Executive’s employment under the provision so indicated.

(b)        “Date of Termination” shall mean

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(i)        if the Executive’s employment is terminated for Disability, thirty (30) days after a Notice of Termination is given (provided that he shall not have returned to the performance of his duties on a full-time basis during such thirty (30) day period); and

(ii)       if his employment is terminated for any other reason, the date specified in the Notice of Termination.

6.	CONFIDENTIALITY AND NON-COMPETITION.

(a)        Upon cessation of his employment, or as otherwise reasonably requested by Bank or the Holding Company, Executive shall return to the Bank or the Holding Company all documents, information and other property of the Bank or of any Affiliate that is in his possession or control, including but not limited to documents and files (whether paper or electronic); keys, passes and key cards; and computers, portable hard drives, and other office equipment.

(b)        Executive agrees that he will not disclose, nor will he use for the benefit of himself or any other person, any of the non-public information regarding the business of the Holding Company, Bank or any Affiliate to which he was entrusted with access during his employment, including but not limited to: (a) customer information, including customer lists and other non-public information regarding customers, such as customer contact information; contract terms; customer files; information regarding customer history, needs and preferences; and information designated by customers to be kept confidential; (b) financial information, such as financial plans and forecasts; earnings and other performance figures; cost and profitability information; and pricing; (c) strategies, marketing and other strategic plans; and (d) personnel files and information (collectively, the “Confidential Information”). Confidential Information does not include any information that is, or becomes, in the public domain through no disclosure or other action (whether direct or indirect) by Executive. The obligations in this paragraph with respect to a particular piece of Confidential Information shall remain in effect until that piece of information enters the public domain through no breach of contract or duty.

(c)        Upon termination of the Executive’s employment and payment under Paragraphs 4(b) or due to expiration of this Agreement and subject to payment of two times the prior year’s W2, and for a period of twelve (12) months thereafter, the Executive agrees not to directly or indirectly engage in any of the following activities:

(i)        compete with the Holding Company, Bank or any Affiliate within the Restricted Area;

(ii)       work for or advise, consult or otherwise provide services to, any entity whose business materially competes, or who is planning or preparing to compete, with the depository, lending or other business activities of the Holding Company, Bank or any Affiliate within the Restricted Area.

(iii)       provide services, in either a paid or unpaid capacity, to any individual, entity or group proposing, planning or preparing to establish a new bank or other financial institution in the Restricted Area; or

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(iv)       provide, or assist in the provision of, Restricted Services to any Restricted Customer.

“Restricted Area” means Snohomish County, Washington and all geographic territory within. “Affiliate” as used herein means any subsidiary or parent company for or as to which Executive performs services, or as to which Executive is provided access to confidential information, during his employment hereunder. “Restricted Services” means banking and financial services of the type provided by the Holding Company, Bank and its Affiliates during Executive’s employment. “Restricted Customer” means any and all persons or entities who were customers of the Bank at any time during the last six months of Executive’s employment. The parties hereto, recognizing that irreparable injury will result to the Bolding Company and the Bank, their business and property in the event of the Executive’s breach of this Paragraph 6 agree that in the event of any such breach by the Executive, the Holding Company and the Bank will be entitled, in addition to any other remedies and damages available, to temporary, preliminary and post-trial injunctive relief to restrain the violation hereof by the Executive, the Executive’s partners, agents, servants, employers, employees and all persons acting for or with the Executive. The Executive represents and admits that in the event of the termination of his employment pursuant to Paragraph 4 hereof, the Executive’s experience and capabilities are such that the Executive can obtain employment in a business, engaged in other lines and/or of a different nature than the Bank, and that the enforcement of a remedy by way of injunction will not prevent the Executive from earning a sufficient livelihood. Nothing herein will be construed as prohibiting the Holding Company and the Bank from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from the Executive.

(d)        Additionally, during the twelve months following Executive’s separation from the Holding Company and the Bank, Executive will not, directly or indirectly do the following, nor will Executive assist, encourage or advise any other person or entity to do the following: (a) recruit, hire, or employ any Restricted Person; or (b) recommend, suggest or interview for employment any Restricted Person; or (c) solicit, advise, encourage or induce any Restricted Person to terminate his or her engagement with the Bank or an Affiliate. “Restricted Person” means any person who provided services to the Bank or an Affiliate (whether as an employee, agent, independent contractor, or otherwise) within the last six (6) months of Executive’s employment.

(e)        The Executive recognizes and acknowledges that the knowledge of the business activities and plans for business activities of the Holding Company and the Bank and affiliates thereof, as they may exist from time to time, is a valuable, special and unique asset of the business of the Holding Company and the Bank. The Executive will not, during or after the term of his employment, disclose any knowledge of the past, present, planned or considered business activities of the Holding Company, the Bank or Affiliates to any person, firm, corporation or other entity for any reason or purpose whatsoever. Notwithstanding the foregoing, the Executive may disclose any knowledge of banking, financial and/or economic principles, concepts or ideas which are not solely and exclusively derived from the business plans and activities of the Holding Company and the Bank. In the event of a breach or threatened breach by the Executive of the provisions of this Paragraph 6(e), the Holding Company and the Bank will be entitled to an injunction restraining the Executive from disclosing, in whole or in part, the knowledge of the past, present, planned or considered business activities of the Holding Company, the Bank or affiliates thereof, or from rendering any services to any person, firm, corporation, other entity to whom such knowledge, in whole or in part, has been disclosed or is threatened to be disclosed. Nothing herein will be construed as prohibiting the Holding Company and the Bank from pursuing any other remedies available to them for such breach or threatened breach, including the recovery of damages from the Executive.

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(f)        In the event that Executive is found to have breached any covenant in this agreement, the time period provided for in that covenant shall be tolled (i.e., it will not run) for so long as Executive is in violation of that covenant.

7.	SOURCE OF PAYMENTS.

All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Bank or by the Holding Company as provided in Paragraph 10.

8.	EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

This Agreement contains the entire understanding between the parties hereto and supersedes any prior employment agreement between the Bank and the Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to the Executive, if any, pursuant to the Salary Continuation Agreement, as amended, the Change in Control Agreement or of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that the Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

9.	COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE.

(a)        It is the intent of the Holding Company and the Bank that the payments and benefits provided under this Agreement shall be exempt from the application of, or otherwise comply with, the requirements of Section 409A of the Internal Revenue Code (“Section 409A”). Specifically, any taxable benefits or payments provided under this Agreement are intended to be separate payments that qualify for the “short-term deferral” exception to Section 409A to the maximum extent possible, and to the extent they do not so qualify, are intended to qualify for the involuntary separation pay exceptions to maximum extent possible. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Holding Company and the Bank shall not take any action that would be inconsistent with such intent; provided that in no event shall the Holding Company or the Bank be responsible for any 409A penalties that arise in connection with any amounts payable under this Agreement. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in the imposition of an additional tax under Section 409A upon the Executive.

(b)        If neither the “short-term deferral” nor the involuntary separation pay exceptions to Section 409A described above applies to a benefit, payment, or reimbursement under this Agreement, and such benefit, payment or reimbursement is not otherwise exempt from Section 409A, then notwithstanding any provision in this Agreement to the contrary, the remaining provisions of this Paragraph 9 shall apply.

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(i)        If the Executive is a “specified employee,” within the meaning of Section 409A as determined under the Bank’s or Holding Company’s policy for identifying specified employees on the Date of Termination, then to the extent required in order to comply with Section 409A of the Code, all payments, benefits or reimbursements paid or provided under this Agreement that constitute a “deferral of compensation” within the meaning of Section 409A of the Code, that are provided as a result of a “separation from service” within the meaning of Section 409A and that would otherwise be paid or provided during the first six months following such Date of Termination shall be accumulated through and paid or provided (together with interest on the delayed amount at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the Date of Termination) within 30 days after the first business day following the six (6) month anniversary of such Date of Termination (or, if the Executive dies during such six-month period, within thirty (30) days after the Executive’s death).

(ii)       To the extent required to comply with Section 409A Code, any reimbursement of expenses pursuant to this Agreement, that will not be excluded from the Executive’s income when received is subject to the following requirements: (1) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided in any other calendar year; (2) the reimbursement of the eligible expense must be made on or before the last day of the calendar year following the calendar year in which the expense was incurred; and (3) the right to reimbursement is not subject to liquidation or exchange for another benefit.

10.	JOINDER.

The Holding Company joins in this Agreement, not as the primary employer of the Executive, but as secondary obligor of the Bank’s obligations hereunder. In the event the Bank is unable to fulfill its obligations hereunder, the Holding Company shall be obligated to fulfill those obligations.

11.	NO ATTACHMENT; SUCCESSORS AND ASSIGNS.

(a)        Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void, and of no effect.

(b)        This Agreement shall be binding upon, and inure to the benefit of, the Executive and the Holding Company and the Bank and their respective successors and assigns. Holding Company and the Bank, or either of them, may assign this Agreement to any purchaser of all or substantially all of its assets without notice to or consent from Executive. Executive may not assign this Agreement.

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12.	MODIFICATION AND WAIVER.

(a)        Except for the judicial modification allowed by Paragraph 13, this Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

(b)        No term or condition of this Agreement shall be deemed to have been waived, nor there any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

13.	SEVERABILITY.

If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect. If any one or more of the provisions contained in this Agreement shall for any reason be held by a court of competent jurisdiction to be excessively broad (for example as to temporal or geographic scope), that court may construe, modify, limit, and enforce such provision to the extent allowed by applicable law as it then shall appear in such jurisdiction, without affecting the enforceability of any part of this Agreement in any jurisdiction or proceeding.

14.	HEADINGS FOR REFERENCE ONLY.

The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

15.	GOVERNING LAW; VENUE AND JURISDICTION.

(a)        This Agreement shall be governed by the substantive laws and procedural provisions of the State of Washington, including, without limitation, its statutory and case law of privilege, unless otherwise specified herein; provided, however, that in the event of a conflict between the terms of this Agreement and any applicable federal or state law or regulation, the provisions of such law or regulation shall prevail.

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(b)        If requested by the Holding Company and Bank or the Executive, any unresolved controversy or claim arising from or related to this Agreement or breach hereof shall be resolved by use of mediation initially, and if that fails to resolve the matter, by arbitration. Mediation shall be in Everett, Washington, before a mediator qualified in mediation of employment matters agreed upon by the parties. If the parties cannot agree on a single mediator, each party must select one mediator and those two mediators will select a third mediator. This third mediator will hear the dispute. There shall be only one mediator. The parties will use best efforts to obtain a mediator and complete the mediation within 30 days from the date of request for mediation. If the mediation has not been completed within 45 days from the date of request for mediation, any party may, by notice to all other parties and the AAA, forego mediation and move directly to arbitration under the AAA National Rules for the Resolution of Employment Disputes (or under any other form of arbitration mutual! y acceptable to the parties); provided, however, that such arbitration shall be before one arbitrator, and shall be in Everett, Washington. Also, by written agreement signed by the Holding Company and Bank and the Executive, the parties hereto may agree to forego mediation, may make any agreement regarding scheduling of the mediation or the arbitration process, discovery or hearing, which agreement shall be binding on the mediator or arbitrator, despite any AAA rule to the contrary. In any arbitration, if the Executive is the prevailing party, the Holding Company and Bank shall pay all reasonable attorney’s fees of the Executive, as well as the expenses and administrative fees related to the arbitration. If the Holding Company and Bank is the prevailing party at the arbitration, each party shall pay its own attorney’s fees and expenses and its share of the administrative fees and expenses related to the arbitration. Notwithstanding the foregoing provisions of this Section 15(b), (a) the parties are not required to arbitrate any issue for which injunctive relief is sought by any party hereto, (b) all parties may seek injunctive relief in any federal or state court having jurisdiction located in Everett, Washington, and (c) claims of worker’s compensation and unemployment compensation shall not be subject to arbitration under this Agreement, In rendering any decision as to any state law claims, Washington State law shall apply.

(c)        The Parties irrevocably and unconditionally waive, to the fullest extent permitted by law, all rights to trial by jury in any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including without limitation, any counteraction or counterclaim, whether in contract, statute, tort (including, without limitation, negligence) or otherwise. This provision is a material inducement for the Parties to enter into this Agreement.

16.	INDEMNIFICATION.

The Bank shall provide the Executive with coverage under a standard directors’ and officers’ liability insurance policy as is provided for the other directors and officers of the Holding Company and the Bank, at its expense, and hereby indemnifies the Executive to the fullest extent permitted under applicable Washington and federal law and the Articles of Incorporation and Bylaws of the Holding Company and the Bank against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been a director or officer of the Holding Company or the Bank (whether or not he continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgment, court costs and attorneys’ fees and the cost of reasonable settlements.

17.	SUCCESSOR TO THE HOLDING COMPANY AND THE BANK.

The Holding Company and the Bank shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Holding Company and the Bank, expressly and unconditionally, to assume and agree to perform the Holding Company’s and the Bank’s obligations under this Agreement, in the same manner and to the same extent that the Holding Company and the Bank would be required to perform if no such succession or assignment had taken place.

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18.	LIMITATIONS ON EXECUTIVE COMPENSATION.

Notwithstanding any other provisions of this Agreement, it is intended that, in the event that the Holding Company and/or the Bank elect to participate in any program of the United States government which, by its terms, limits the total amount of executive compensation that the Executive may receive, this Agreement shall be amended by operation of law to comply with the limitations set out in such program.

19.	REGULATORY REQUIREMENTS.

The parties agree that any payments contemplated pursuant to this Agreement are subject to and conditioned upon their compliance (if required) with 12 U.S.C. Section 1828(k) and FDIC Regulation 12 C.F.R. Part 359 (“golden parachute” and indemnification payments), as such laws and regulations may hereafter be amended from time to time.

20.	CLAW BACK.

(a)        The Bank or its successors retain the legal right to demand the return of any “golden parachute” payments from the Executive in the event that it shall be determined, by legal process or by order of the Bank’s or the Holding Company’s federal regulator(s) that the Executive:

(i)        has committed any fraudulent act or omission, breach of trust or fiduciary duty, or insider abuse with regard to the Bank or the Holding Company that has had or is likely to have a material adverse effect on the Bank or the Holding Company; or

(ii)        is substantially responsible for the insolvency of, the appointment of a conservator or receiver for, or the troubled condition, as defined by applicable regulations of the appropriate federal banking agency, of the Bank, the Holding Company, or any FDIC insured depository institution subsidiary of the Holding Company; or

(iii)        has materially violated any applicable federal or state banking law or regulation that has had or is likely to have a material effect on the Bank or the Holding Company; or

(iv)        has violated or conspired to violate section 215, 656, 657, 1005, 1006, 1007, 1014, 1032, or 1344 of title 18 of the United States Code, or section 1341 or 1343 of such title affecting a federally insured financial institution as defined in title 18 of the United States Code.

(b)        The Bank and its successors-in-interest further retain the legal right to demand the return by the Executive of any or all of the performance bonus, set out on Exhibit A hereof, should the Federal Reserve, the WDFI, the Bank or the Bank’s successors-in-interest later determine that the Bank’s financials were incorrectly stated, unless it can be demonstrated for the item being restated that the Executive acted upon the advice and counsel of the Bank or Holding Company attorneys or accountants or the restatement is ordered by the Federal Reserve or WDFI in opposition to earlier direction offered by either regulatory agency. The maximum lookback period shall be four years from the date of the most recent audited year-end financials, The bonus payment eligible for clawback shall only be the bonus paid for the year in which the restatement occurs.

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21.	BOARD MEMBERSHIP.

The parties agree that upon the effective date of his Termination from the Holding Company and the Bank, respectively, the Executive shall tender his resignation as a member of the board of directors of the Holding Company and of the Bank.

Signatures on following page

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer or director, and the Executive has signed this Agreement, effective on the date first written above. This Agreement may be executed in multiple counterparts, each of which, when assembled to include an original signature for each party, will constitute a complete and fully executed original. All such fully executed original counterparts will collectively constitute a single agreement between the parties.

Coastal Financial Corporation

By	/s/ Andrew Skotdal
Title	Chairman of the Board of Directors

Coastal Community Bank

By	/s/ Greg Tisdel
Title	Compensation Committee Chairman

Executive

/s/ Eric Sprink
Eric Sprink

NOTE: Please execute at least two signature pages. An originally-executed Agreement shall be provided to the Executive, with the second originally-executed Agreement maintained by the Human Resources Department of the Bank. Provide copies of the fully executed Agreement to:

Exhibit A

Performance Bonus

[INTENTIONALLY OMITTED]

Exhibit B

Change in Control Agreement

COASTAL FINANCIAL CORPORATION

COASTAL COMMUNITY BANK

CHANGE IN CONTROL SEVERANCE AGREEMENT

THIS CHANGE IN CONTROL SEVERANCE AGREEMENT (“Agreement”) is entered into by and between COASTAL FINANCIAL CORPORATION, a Washington corporation (the “Company”), its wholly owned subsidiary COASTAL COMMUNITY BANK, a Washington state-chartered bank (the “Bank”), and ERIC SPRINK (“Executive”), and is effective as of April 21, 2009, amended as of January 2013.

The Company, the Bank and Executive agree as follows:

1.	Commitment of Executive. In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at the Company’s or the Bank’s request, assist the Company and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from the Company or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal.

2.	Change In Control. “Change in Control” means a change “in the ownership or effective control” or “in the ownership of a substantial portion of the assets” of the Company or the Bank, within the meaning of Section 4 0 9 A of the Internal Revenue Code of 1986, as amended; provided, however, that an internal reorganization of the Company or the Bank shall not constitute a Change in Control.

3.	Payment Obligations.

3.1.	Closing of In Control. If, consistent with Section 1, Executive remains employed with the Company and the Bank through the closing of a Change in Control and the Minimum Conditions (defined below) are satisfied, then concurrent with such closing, Executive shall receive a single cash payment (the “Change in Control Payment”) in an amount equal to one and one-half (1.5) times Executive’s W-2 income (before salary deferrals) received from the Company and/or the Bank for the year the date of closing. Upon payment of the Change in Control Payment to Executive, this Agreement shall terminate.

3.2.	Termination Prior to Change In Control. If (i) the Company or the Bank terminates Executive’s employment without Cause or Executive resigns for Good Reason before a Change in Control, and (ii) within ninety (90) days thereafter the Company and/or the Bank enters into an agreement for a Change in Control or any party announces or is required by law to announce a prospective Change in Control, which Change in Control is consummated, then upon the closing of such Change in Control, if the Minimum Conditions are satisfied, Executive shall receive a single cash Change in Control Payment in an amount equal to one and one-half times Executive’s W-2 income (before salary deferrals) received from the Company and/or the Bank for the year preceding the date of Executive’s termination or resignation. Upon payment of the Change in Control Payment, this Agreement shall terminate.

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3.3.	Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, if the total of the Change in Control Payment, together with any other payments or benefits received by Executive from the Company or the Bank, will be an amount that would cause them to be a “parachute payment” within the meaning of Section 280G(b)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Parachute Payment Amount”), then the Change in Control Payment shall be reduced so that the total amount thereof is $1 less than the Parachute Payment Amount.

3.4.	Minimum Conditions. “Minimum Conditions” means all of the following:

a.	The Bank has received a cumulative rating of not less than “2” in its most recently completed safety and soundness regulatory examination;

b.	The Bank is profitable on a year-to-date basis; and

c.	In its most recently completed external audit, the amount of the Bank’s loans, extensions of credit or other assets that have been classified does not exceed 60% of the Bank’s capital and allowance for loan and lease reserve at such time.

If any of the Minimum Conditions are not satisfied as of the closing of the Change in Control, the Board of Directors of the Company and the Bank may, but is not required to, reduce the amount of the Change in Control Payment to such lesser amount as the Board deems appropriate given the financial condition of the Bank and the Company; provided, however, in no event shall the Change in Control Payment be reduced to an amount less than one times Executive’s W-2 income (before salary deferrals) received from the Company and/or the Bank for the year preceding the date of closing or separation from employment, as applicable.

4.	Termination of Agreement. This Agreement terminates immediately if, at any time before the Change in Control transaction closes, (i) the Company or the Bank terminates Executive’s employment for Cause, (ii) Executive resigns from the Company or the Bank without Good Reason, (iii) Executive dies, or (iv) Executive is unable to perform his duties and obligations to the Company or the Bank for a period of ninety (90) consecutive days as a result of a physical or mental disability, unless with reasonable accommodation Executive could continue to perform such duties and making these accommodations would not pose an undue hardship on the Company or the Bank. If no Change in Control has occurred, this Agreement will terminate ninety (90) days after Executive’s employment is terminated by the Company or the Bank without Cause or by Executive for Good Reason, unless during such ninety-day period, the Company or the Bank enters into an agreement for a Change in Control, or a Change in Control is announced or required by law to be announced, in which case this Agreement will terminate upon payment of the Change in Control Payment pursuant to Section 3.2 or the abandonment of such Change in Control.

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5.	Definitions.

5.1.	Cause. “Cause” shall exist if there is (a) a material neglect by the Executive of his assigned duties, which includes any failure to follow the written direction of the Board or to comply with the Company and Bank’s code of ethics or written policies, or repeated refusal by the Executive to perform his assigned duties, in each case other than by reason of Disability, which continues for 30 days following receipt of written notice from the Board; (b) the commission by the Executive of any act of fraud or embezzlement against Company and Bank or any of its Affiliates or the commission of any felony or act involving dishonesty; (c) the commission by the Executive of any breach of fiduciary duty or act of moral turpitude which causes harm to the Company and Bank or any of its Affiliates; (d) a material breach by the Executive of the terms of this Agreement or any other confidentiality or nondisclosure agreement of the Executive with the Company and Bank; (e) the Executive’s commencement of employment with another company while he is an employee of the Company and Bank without the prior consent of the Board; or, (f) a final cease and desist order issued against the Executive, directly or indirectly.

5.2.	Good Reason. “For Good Reason” shall mean voluntary termination of this Agreement by the Executive if, without the prior consent of the Executive: (a) there is a material change in the geographic location at which the Executive must perform his services hereunder; e.g., relocation of the principal executive offices to a location outside Snohomish and Skagit Counties, (b) there is a material reduction by the Company and Bank in the Executive’s responsibilities, duties, authority, title or reporting relationship; or (c) the Company and Bank acts in any way that would materially reduce the Executive’s Base Salary (as defined or subsequently increased pursuant to Section 3.1 of Executive’s Employment Agreement) or if the Company and Bank adversely affect in any material way the Executive’s participation in or materially reduces the Executive’s benefit under any benefit plan of the Company and Bank in which the Executive is participating; provided, however, that termination for Good Reason by the Executive shall not be permitted unless (1) the Executive has given, within 30 days of the initial existence of the condition, the Company and Bank at least 30 day’s prior written notice that he has a basis for a termination for Good Reason, which notice shall specify the facts and circumstances constituting Good Reason, and (2) the Company and Bank has not remedied such facts and circumstances constituting Good Reason within such 30-day notice period.

6.	Arbitration. At either the Company’s, the Bank’s or Executive’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and any party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing patty is entitled to reimbursement from the other patties for its costs and expenses, including reasonable attorneys’ fees. All proceedings will be held at a place designated by the arbitrator in Snohomish County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

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7.	Withholding. All payments required to be made by the Company or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as the Company or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.	Other Compensation and Terms of Employment. This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by the Company or the Bank to Executive, or upon any of the other terms of Executive’s employment with the Company or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with the Company or the Bank pursuant to employee benefit plans of the Company or the Bank or otherwise.

9.	Miscellaneous Provisions.

9.1.	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

9.2.	Binding Effect. This Agreement will bind and inure to the benefit of the Company’s, the Bank’s, and Executive’s heirs, legal representatives, successors and assigns.

9.3.	Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party’s waiver of the other party’s breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4.	Amendment. This Agreement may be modified only through a written instrument signed by all parties.

9.5.	Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.6.	Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in Snohomish County, Washington.

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9.7.	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

9.8.	IRC Section 409A. The provisions of this Agreement are intended to comply with Section 409A of the U.S. Internal Code of 1986, as amended, U.S. Treasury regulations issued thereunder, and related U.S. Internal Revenue Service guidance (“409A Rules”). Such provisions will be interpreted and applied in a manner consistent with the 409A Rules so that payments and benefits provided to Executive hereunder will not, to the greatest extent possible, be subject to taxation under such Section 409A. Notwithstanding any contrary provisions hereof, this Agreement may be amended if and to the extent the Company and/or the Bank determines that such amendment is necessary to comply with the 409A Rules.

[Signatures appear on following page)

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Effective as of the date first set forth above.

Coastal Financial Corporation

By:	/s/ Thomas Lane
Tom Lane, Chairman

Coastal Community Bank

By:	/s/ Thomas Lane
Tom Lane, Chairman

By:	/s/ Thomas Lane
Greg Tisdel, Compensation Committee Chair

EMPLOYEE

/s/ Eric Sprink
Eric Sprink

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